

Mail Stop 7010

May 3, 2010

Ms. Patricia M. Bedient
Weyerhaeuser Company
Federal Way, Washington 98063-97777

     RE: **Weyerhaeuser Company**
             Form 10-K for the fiscal year ended December 31, 2009 filed
             February 25, 2010
             File # 1-4825

Dear Ms. Bedient:

     We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2009

Controls and Procedures, page 106

1. We note that the conclusion regarding the effectiveness of your disclosure controls and procedures is limited to "information required to be disclosed complies with the SEC's rules and forms." This description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As described, however, this

description does not fully conform to the definition set forth in those rules. Please confirm, if true, that the conclusion regarding effectiveness is based on the full definition of disclosure controls and procedures set forth in the applicable rules and revise accordingly in future filings. Alternatively, you may simply state in future filings that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective.

Exhibits and Financial Statement Schedules, page 113

2. It appears that certain cross-references regarding documents incorporated by reference are not correct. For example and without limitation, we note the following:

   - With respect to exhibits 10(q) and 10(s), the company did not file the Form 10-K on February 27, 2007. These exhibits appear to have been filed as exhibits to the Form 10-K/A filed on March 21, 2007.

   - With respect to exhibit 10(r), the company did not file a Form 8-K on September 14, 2009. This exhibit appears to have been filed as an exhibit to a Form 8-K filed on September 15, 2010.

   Please review all cross-references in this section and confirm to us that you have disclosed the correct location for each incorporated document. To the extent you have not properly cross-referenced an incorporated document, please revise accordingly in future filings.

Definitive Proxy Statement on Schedule 14A filed February 25, 2010

3. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Errol Sanderson, Financial Analyst, at (202) 551-3746, Andy Schoeffler, Staff Attorney, at (202) 551-3748 or, in their absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant